Exhibit 99.1
Agria provides update to its strategic review and reaches agreement in principle to divest P3A
Beijing, China — June 29, 2010 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based agriculture company with investments in key agriculture markets of China and New Zealand, today provided an update to its strategic review and announced it has reached an agreement in principle to divest Taiyuan Primalights III Agriculture Development Co., Ltd., or P3A, to Mr. Frank Xue, the president and a director of P3A.
On September 14, 2009, Agria appointed Xie Tao as its chief executive officer and Christopher Boddington as its chief financial officer and announced that Xie Tao would lead the management team to conduct a comprehensive strategic review of the Company. On October 23, 2009, John Layburn joined Agria as the chief strategy and compliance officer.
On March 10, 2010, Agria announced an update to its strategic review. This strategic review is now largely complete and Agria has concluded the following as its key strategic priorities:
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Growing a focused seed business in China. Agria believes that the PRC government and the agricultural industry participants share the same goal of improving agricultural productivity, which is evidenced by strong foreign and domestic investment flowing into the agricultural industry in China. Agria considers that focusing on the seed sector will best position it to achieve sustainable growth in the future.

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Developing strong expertise in operational management. The agricultural sector in China is highly fragmented with many small companies whose growth potential is hindered by a lack of experienced operational management. Agria’s investment in and strategic partnership with PGG Wrightson, which owns the largest seed company in the southern hemisphere gives Agria an access to a management team experienced in running modern international seed businesses. In June 2010, Agria also recruited Mr. Chuanli Zhou as the head of its seeds division. Mr. Zhou has over 20 years of experience in the seed industry in China and was previously the general manager of Shandong Denghai-PIONEER Seed Company, a joint venture between Pioneer Hi-Bred International Inc., a leading international agricultural company, and Shandong Denghai Seeds Co.,Ltd.

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Acquiring proprietary technologies. The seed industry is a technology-centered business and companies with sufficient quantity and quality of proprietary technologies have a significant competitive edge. Agria will continue to leverage its recent investment in and partnership with CNAAS to develop proprietary technologies. Agria is also at various stages of discussions regarding potential investments in seed companies with proprietary seed producers.

P3A has historically been Agria’s principal operating entity with three production lines: corn seeds, sheep products and seedlings. P3A’s financial and operating performance has declined since 2007. Agria has reached an agreement in principle to divest P3A to Mr. Frank Xue, the president and a director of P3A. Through the proposed transaction, Agria would acquire Agria shares currently held by Mr. Xue constituting 11.5% of the issued and outstanding ordinary shares of Agria in exchange for the transfer of all of Agria’s interest in P3A to Mr. Xue. Immediately following the proposed transaction, Mr. Xue would hold approximately 6% of Agria shares. The leases with rent prepaid in full over nine parcels of land totaling approximately 13,500 acres currently held by P3A would be retained by the Agria group. After this transaction is completed, Agria would cancel the shares acquired from Mr. Xue.

Agria’s audit committee, comprising entirely independent directors, is currently assessing whether the proposed transaction would be in the best interest of its shareholders. The audit committee has engaged external advisors, including a financial advisory firm, valuation firm and legal counsel to assist them in assessing this transaction.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based agriculture company with investments in key agriculture markets of China and New Zealand. Its portfolio of products sold in China includes seeds, sheep products and seedlings. For more information about Agria Corporation, please visit http://www.agriacorp.com.
Contacts:

In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “would,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. In particular, Agria’s board of directors will not approve the proposed transaction without the prior favorable recommendation of its audit committee, and Agria’s audit committee may be unable to conclude that the proposed transaction is in the best interest of its shareholders, in which case Agria may not consummate the transaction to sell its interest in P3A to Mr. Xue or any other potential investor. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.